SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 27 April 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

Top of page 9
Group income statement

	First	Fourth	First
	quarter	quarter	quarter
	2010	2009	2009
$ million
Sales and other operating revenues (Note 2)	73,071	70,981	47,296
Earnings from jointly controlled entities - after interest and tax	403	350	220
Earnings from associates - after interest and tax	763	696	285
Interest and other income	142	241	203
Gains on sale of businesses and fixed assets	38	1,368	81
Total revenues and other income	74,417	73,636	48,085

Purchases	51,641	50,201	30,777
Production and manufacturing expenses (Note 3)	5,740	6,040	5,894
Production and similar taxes (Note 3)	1,276	1,084	674
Depreciation, depletion and amortization	2,996	3,200	2,823
Impairment and losses on sale of businesses and fixed assets	164	1,823	137
Exploration expense	120	272	119
Distribution and administration expenses	3,020	3,979	3,349
Fair value (gain) loss on embedded derivatives	(146)	103	(186)
Profit before interest and taxation	9,606	6,934	4,498
Finance costs	238	252	318
Net finance (income) expense relating to pensions and
other post-retirement benefits	(10)	50	50
Profit before taxation	9,378	6,632	4,130
Taxation	3,190	2,254	1,533
Profit for the period	6,188	4,378	2,597
Attributable to
BP shareholders	6,079	4,295	2,562
Minority interest	109	83	35
	6,188	4,378	2,597
Earnings per share - cents (Note 4)
Profit for the period attributable to BP shareholders
Basic	32.39	22.90	13.69
Diluted	31.99	22.64	13.54

Top of page 10
Group statement of comprehensive income

	First	Fourth	First
	quarter	quarter	quarter
	2010	2009	2009
$ million
Profit for the period	6,188	4,378	2,597
Currency translation differences	(526)	(63)	(1,011)
Exchange (gains) losses on translation of foreign operations
transferred to gain or loss on sales of businesses and fixed assets	-	(73)	-
Actuarial gain (loss) relating to pensions and other
post-retirement benefits	-	(682)	-
Available-for-sale investments marked to market	(93)	168	74
Available-for-sale investments - recycled to the income statement	-	-	2
Cash flow hedges marked to market	(162)	39	(211)
Cash flow hedges - recycled to the income statement	(94)	(122)	239
Cash flow hedges - recycled to the balance sheet	13	4	71
Taxation	(119)	214	(82)
Other comprehensive income	(981)	(515)	(918)
Total comprehensive income	5,207	3,863	1,679
Attributable to
BP shareholders	5,105	3,834	1,668
Minority interest	102	29	11
	5,207	3,863	1,679

Group statement of changes in equity

	BP
	shareholders'	Minority	Total
	equity	interest	equity
$ million
At 31 December 2009	101,613	500	102,113

Total comprehensive income	5,105	102	5,207
Dividends	(2,626)	(3)	(2,629)
Share-based payments (net of tax)	(13)	-	(13)
Transactions involving minority interests	-	300	300

At 31 March 2010	104,079	899	104,978

	BP
	shareholders'	Minority	Total
	equity	interest	equity
$ million
At 31 December 2008	91,303	806	92,109

Total comprehensive income	1,668	11	1,679
Dividends	(2,619)	(111)	(2,730)
Share-based payments (net of tax)	121	-	121

At 31 March 2009	90,473	706	91,179

Top of page 11
Group balance sheet

	31 March	31 December
	2010	2009
$ million
Non-current assets
Property, plant and equipment	108,232	108,275
Goodwill	8,409	8,620
Intangible assets	12,675	11,548
Investments in jointly controlled entities	15,484	15,296
Investments in associates	13,396	12,963
Other investments	1,459	1,567
Fixed assets	159,655	158,269
Loans	982	1,039
Other receivables	2,216	1,729
Derivative financial instruments	4,770	3,965
Prepayments	1,359	1,407
Deferred tax assets	464	516
Defined benefit pension plan surpluses	1,494	1,390
	170,940	168,315
Current assets
Loans	236	249
Inventories	23,221	22,605
Trade and other receivables	31,159	29,531
Derivative financial instruments	5,355	4,967
Prepayments	2,647	1,753
Current tax receivable	238	209
Cash and cash equivalents	6,841	8,339
	69,697	67,653
Total assets	240,637	235,968
Current liabilities
Trade and other payables	38,146	35,204
Derivative financial instruments	5,530	4,681
Accruals	5,482	6,202
Finance debt	8,356	9,109
Current tax payable	2,624	2,464
Provisions	1,646	1,660
	61,784	59,320
Non-current liabilities
Other payables	3,206	3,198
Derivative financial instruments	3,899	3,474
Accruals	656	703
Finance debt	23,797	25,518
Deferred tax liabilities	20,156	18,662
Provisions	12,752	12,970
Defined benefit pension plan and other post-retirement benefit plan deficits	9,409	10,010
	73,875	74,535
Total liabilities	135,659	133,855
Net assets	104,978	102,113
Equity
BP shareholders' equity	104,079	101,613
Minority interest	899	500
	104,978	102,113

Top of page 12
Condensed group cash flow statement

	First	Fourth	First
	quarter	quarter	quarter
	2010	2009	2009
$ million
Operating activities
Profit before taxation	9,378	6,632	4,130
Adjustments to reconcile profit before taxation to net cash
provided by operating activities
Depreciation, depletion and amortization and exploration
expenditure written off	3,017	3,319	2,849
Impairment and (gain) loss on sale of businesses and fixed assets	126	455	56
Earnings from equity-accounted entities, less dividends received	(669)	282	(252)
Net charge for interest and other finance expense, less net
interest paid	46	8	89
Share-based payments	(146)	128	86
Net operating charge for pensions and other post-retirement benefits,
less contributions and benefit payments for unfunded plans	(490)	(606)	26
Net charge for provisions, less payments	(48)	454	281
Movements in inventories and other current and non-current
assets and liabilities (a)	(1,940)	(2,420)	32
Income taxes paid	(1,581)	(964)	(1,725)
Net cash provided by operating activities	7,693	7,288	5,572
Investing activities
Capital expenditure	(4,289)	(5,647)	(4,817)
Acquisitions, net of cash acquired	-	9	-
Investment in jointly controlled entities	(82)	(237)	(103)
Investment in associates	(6)	(5)	(47)
Proceeds from disposal of fixed assets	108	538	311
Proceeds from disposal of businesses, net of cash disposed	-	531	-
Proceeds from loan repayments	56	238	117
Other	-	-	47
Net cash used in investing activities	(4,213)	(4,573)	(4,492)
Financing activities
Net issue of shares	128	82	35
Proceeds from long-term financing	342	140	4,619
Repayments of long-term financing	(2,495)	(1,237)	(2,580)
Net decrease in short-term debt	(247)	(557)	(182)
Dividends paid - BP shareholders	(2,626)	(2,623)	(2,619)
- Minority interest	(3)	(92)	(111)
Net cash used in financing activities	(4,901)	(4,287)	(838)
Currency translation differences relating to cash and
cash equivalents	(77)	28	(79)
Increase (decrease) in cash and cash equivalents	(1,498)	(1,544)	163
Cash and cash equivalents at beginning of period	8,339	9,883	8,197
Cash and cash equivalents at end of period	6,841	8,339	8,360
(a) Includes
Inventory holding (gains) losses	(705)	(1,256)	(254)
Fair value (gain) loss on embedded derivatives	(146)	103	(186)
Inventory holding gains and losses and fair value gains and losses on embedded derivatives are also included within profit before taxation.

Top of page 13
Capital expenditure and acquisitions

	First	Fourth	First
	quarter	quarter	quarter
	2010	2009	2009
$ million
By business
Exploration and Production
US	1,133	1,682	1,670
Non-US (a)	2,815	2,431	2,035
	3,948	4,113	3,705
Refining and Marketing
US	528	912	567
Non-US	144	652	226
	672	1,564	793
Other businesses and corporate
US	28	149	56
Non-US	39	87	41
	67	236	97
	4,687	5,913	4,595
By geographical area
US	1,689	2,743	2,293
Non-US (a)	2,998	3,170	2,302
	4,687	5,913	4,595
Included above:
Acquisitions and asset exchanges	-	27	-

(a)
First quarter 2010 included capital expenditure of $900 million in Exploration and Production relating to the formation of a partnership with Value Creation Inc. to develop the Terre de Grace oil sands acreage in the Athabasca region of Alberta, Canada.

Exchange rates

	First	Fourth	First
	quarter	quarter	quarter
	2010	2009	2009
US dollar/sterling average rate for the period	1.56	1.63	1.43
US dollar/sterling period-end rate	1.51	1.60	1.42
US dollar/euro average rate for the period	1.38	1.48	1.30
US dollar/euro period-end rate	1.34	1.43	1.32

Top of page 14
Analysis of replacement cost profit before interest and tax and reconciliation to profit before taxation
(a)

	First	Fourth	First
	quarter	quarter	quarter
	2010	2009	2009
$ million
By business
Exploration and Production
US	2,762	2,517	1,143
Non-US	5,530	5,988	3,177
	8,292	8,505	4,320
Refining and Marketing
US	(63)	(2,331)	308
Non-US	792	388	782
	729	(1,943)	1,090
Other businesses and corporate
US	(231)	(141)	(279)
Non-US	(97)	(251)	(482)
	(328)	(392)	(761)
	8,693	6,170	4,649
Consolidation adjustment	208	(492)	(405)
Replacement cost profit before interest and tax (b)	8,901	5,678	4,244
Inventory holding gains (losses) (c)
Exploration and Production	24	159	(34)
Refining and Marketing	679	1,074	327
Other businesses and corporate	2	23	(39)
Profit before interest and tax	9,606	6,934	4,498
Finance costs	238	252	318
Net finance (income) expense relating to pensions
and other post-retirement benefits	(10)	50	50
Profit before taxation	9,378	6,632	4,130

Replacement cost profit (loss) before interest and tax
By geographical area
US	2,590	(294)	854
Non-US	6,311	5,972	3,390
	8,901	5,678	4,244

(a)
IFRS requires that the measure of profit or loss disclosed for each operating segment is the measure that is provided regularly to the chief operating decision maker for the purposes of performance assessment and resource allocation. For BP, this measure of profit or loss is replacement cost profit before interest and tax. In addition, a reconciliation is required between the total of the operating segments' measures of profit or loss and the group profit or loss before taxation.

(b)
Replacement cost profit reflects the replacement cost of supplies. The replacement cost profit for the period is arrived at by excluding from profit inventory holding gains and losses and their associated tax effect. Replacement cost profit for the group is not a recognized GAAP measure.

(c)
Inventory holding gains and losses represent the difference between the cost of sales calculated using the average cost to BP of supplies acquired during the period and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based on its historic cost of purchase, or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed represent the difference between the charge (to the income statement) for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen if an average cost of supplies was used for the period. For this purpose, the average cost of supplies during the period is principally calculated on a monthly basis by dividing the total cost of inventory acquired in the period by the number of barrels acquired. The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions.

Management believes this information is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due principally to changes in oil prices as well as changes to underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of oil price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP's management believes it is helpful to disclose this information.

Top of page 15
Non-operating items
(a)

	First	Fourth	First
	quarter	quarter	quarter
	2010	2009	2009
$ million
Exploration and Production
Impairment and gain (loss) on sale of businesses and fixed assets	(13)	1,070	73
Environmental and other provisions	-	-	-
Restructuring, integration and rationalization costs	(104)	(4)	(1)
Fair value gain (loss) on embedded derivatives	146	(103)	243
Other	12	13	(4)
	41	976	311
Refining and Marketing
Impairment and gain (loss) on sale of businesses and fixed assets (b)	(45)	(1,518)	(21)
Environmental and other provisions	-	(29)	-
Restructuring, integration and rationalization costs	12	(492)	(263)
Fair value gain (loss) on embedded derivatives	-	-	(57)
Other	(37)	193	(9)
	(70)	(1,846)	(350)
Other businesses and corporate
Impairment and gain (loss) on sale of businesses and fixed assets	(68)	(7)	(108)
Environmental and other provisions	-	16	(75)
Restructuring, integration and rationalization costs	(38)	(47)	(71)
Fair value gain (loss) on embedded derivatives	-	-	-
Other	(12)	(27)	(67)
	(118)	(65)	(321)

Total before taxation	(147)	(935)	(360)
Taxation credit (charge) (c)	50	(221)	135
Total after taxation for period	(97)	(1,156)	(225)

(a)	An analysis of non-operating items by region is shown on pages 5, 7 and 8.
(b)	Fourth quarter 2009 includes $1,579 million in relation to the impairment of goodwill allocated to the US West Coast fuels value chain.
(c)
Tax is calculated using the quarter's effective tax rate on replacement cost profit, except in the case of a goodwill impairment in Refining and Marketing in the fourth quarter of 2009 where no tax credit was calculated because this item is not tax deductible.

Non-operating items are charges and credits arising in consolidated entities that BP discloses separately because it considers such disclosures to be meaningful and relevant to investors. These disclosures are provided in order to enable investors better to understand and evaluate the group's financial performance.

Top of page 16
Non-GAAP information on
f
air value accounting effects

	First	Fourth	First
	quarter	quarter	quarter
$ million	2010	2009	2009
Favourable (unfavourable) impact relative to
management's measure of performance
Exploration and Production	63	446	158
Refining and Marketing	10	(112)	(109)
	73	334	49
Taxation charge (a)	(25)	(115)	(18)
	48	219	31

(a)	Tax is calculated using the quarter's effective tax rate on replacement cost profit .

BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products as well as certain contracts to supply physical volumes at future dates. Under IFRS, these inventories and contracts are recorded at historic cost and on an accruals basis respectively. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories and contracts are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement from the time the derivative commodity contract is entered into on a fair value basis using forward prices consistent with the contract maturity.

IFRS requires that inventory held for trading be recorded at its fair value using period end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.

BP enters into contracts for pipelines and storage capacity that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.

The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference for consolidated entities by comparing the IFRS result with management's internal measure of performance, under which the inventory and the supply and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period. We believe that disclosing management's estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impacts of fair value accounting effects, relative to management's internal measure of performance, are shown in the table above. A reconciliation to GAAP information is set out below.

Reconciliation of non-GAAP information

	First	Fourth	First
	quarter	quarter	quarter
$ million	2010	2009	2009
Exploration and Production
Replacement cost profit before interest and tax adjusted for
fair value accounting effects	8,229	8,059	4,162
Impact of fair value accounting effects	63	446	158
Replacement cost profit before interest and tax	8,292	8,505	4,320

Refining and Marketing
Replacement cost profit (loss) before interest and tax adjusted for
fair value accounting effects	719	(1,831)	1,199
Impact of fair value accounting effects	10	(112)	(109)
Replacement cost profit (loss) before interest and tax	729	(1,943)	1,090

Top of page 17
Realizations and marker prices

	First	Fourth	First
	quarter	quarter	quarter
	2010	2009	2009

Average realizations (a)
Liquids ($/bbl) (b)
US	69.77	66.15	39.47
Europe	75.71	71.68	47.59
Rest of World	72.94	68.95	40.89
BP Average	71.86	68.02	41.26
Natural gas ($/mcf)
US	4.84	3.69	3.38
Europe	4.91	4.96	5.56
Rest of World	3.90	3.51	3.41
BP Average	4.26	3.68	3.63
Total hydrocarbons ($/boe)
US	54.54	49.72	31.83
Europe	60.39	58.18	41.36
Rest of World	42.20	39.59	28.35
BP Average	49.16	45.83	31.40
Average oil marker prices ($/bbl)
Brent	76.36	74.53	44.46
West Texas Intermediate	78.84	75.97	43.20
Alaska North Slope	79.14	75.74	45.40
Mars	75.85	73.68	43.83
Urals (NWE- cif)	75.31	74.21	43.65
Russian domestic oil	35.52	35.83	19.52
Average natural gas marker prices
Henry Hub gas price ($/mmBtu) (c)	5.30	4.16	4.91
UK Gas - National Balancing Point (p/therm)	35.65	27.75	46.80

(a)	Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
(b)	Crude oil and natural gas liquids.
(c)	Henry Hub First of Month Index.

Top of page 18
Notes

1.        Basis of preparation

The interim financial information included in this report has been prepared in accordance with IAS 34 'Interim Financial Reporting'.

The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. All such adjustments are of a normal recurring nature.
This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2009 included in
BP Annual Report and Accounts 2009
and in
BP Annual Report on Form 20-F 2009
.

BP prepares its consolidated financial statements included within its Annual Report and Accounts on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union (EU) and in accordance with the provisions of the UK Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the group's consolidated financial statements for the periods presented. The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing the Annual Report and Accounts and the Annual Report on Form 20-F for 2010, which do not differ significantly from those used in the
BP Annual Report and Accounts 2009
or in
BP Annual Report on Form 20-F 2009
.

BP has adopted the revised version of IFRS 3 'Business Combinations', with effect from 1 January 2010.  The revised standard still requires the purchase method of accounting to be applied to business combinations but introduces some changes to the accounting treatment. Assets and liabilities arising from business combinations that occurred before 1 January 2010 were not required to be restated and thus there was no effect on the group's reported income or net assets on adoption.

In addition, BP has adopted the amended version of IAS 27, 'Consolidated and Separate Financial Statements', also with effect from 1 January 2010. This requires the effects of all transactions with minority interests to be recorded in equity if there is no change in control. When control is lost, any remaining interest in the entity is remeasured to fair value and a gain or loss recognized in profit or loss. There was no effect on the group's reported income or net assets on adoption.

Top of page 19
Notes

2.        Sales and other operating revenues

	First	Fourth	First
	quarter	quarter	quarter
	2010	2009	2009
$ million
By business
Exploration and Production	18,080	17,564	12,343
Refining and Marketing	64,286	62,602	40,573
Other businesses and corporate	790	895	584
	83,156	81,061	53,500

Less: sales between businesses
Exploration and Production	9,746	9,611	5,800
Refining and Marketing	135	281	111
Other businesses and corporate	204	188	293
	10,085	10,080	6,204

Third party sales and other operating revenues
Exploration and Production	8,334	7,953	6,543
Refining and Marketing	64,151	62,321	40,462
Other businesses and corporate	586	707	291
Total third party sales and other operating revenues	73,071	70,981	47,296

By geographical area
US	26,108	24,389	17,580
Non-US	54,009	52,691	33,586
	80,117	77,080	51,166
Less: sales between areas	7,046	6,099	3,870
	73,071	70,981	47,296

3.

Production and similar taxes

	First	Fourth	First
	quarter	quarter	quarter
	2010	2009	2009
$ million
US	313	271	79
Non-US	963	813	595
	1,276	1,084	674

Comparative figures have been restated to include amounts previously reported as production and manufacturing expenses amounting to $213 million for the first quarter 2009, which we believe are more appropriately classified as production taxes. There was no effect on the group profit for the period or the group balance sheet.

Top of page 20
Notes

4.        Earnings per share and shares in issue

Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.

For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method.

	First	Fourth	First
	quarter	quarter	quarter
	2010	2009	2009
$ million
Results for the period
Profit for the period attributable to BP shareholders	6,079	4,295	2,562
Less: preference dividend	-	1	-
Profit attributable to BP ordinary shareholders	6,079	4,294	2,562
Inventory holding (gains) losses, net of tax	(481)	(848)	(175)
RC profit attributable to BP ordinary shareholders	5,598	3,446	2,387

Basic weighted average number of shares outstanding
(thousand) (a)	18,769,888	18,748,026	18,720,354
ADS equivalent (thousand) (a)	3,128,315	3,124,671	3,120,059

Weighted average number of shares outstanding used to
calculate diluted earnings per share (thousand) (a)	19,004,740	18,970,187	18,920,515
ADS equivalent (thousand) (a)	3,167,457	3,161,698	3,153,419

Shares in issue at period-end (thousand) (a)	18,784,361	18,755,378	18,724,785
ADS equivalent (thousand) (a)	3,130,727	3,125,896	3,120,798

(a)	Excludes treasury shares and the shares held by the Employee Share Ownership Plans and includes certain shares that will be issuable in the future under employee share plans.

Top of page 21
Notes

5.       Analysis of changes in net debt

	First	Fourth	First
	quarter	quarter	quarter
	2010	2009	2009
$ million
Opening balance
Finance debt	34,627	36,555	33,204
Less: Cash and cash equivalents	8,339	9,883	8,197
Less: FV asset (liability) of hedges related to finance debt	127	370	(34)
Opening net debt	26,161	26,302	25,041

Closing balance
Finance debt	32,153	34,627	34,698
Less: Cash and cash equivalents	6,841	8,339	8,360
Less: FV asset (liability) of hedges related to finance debt	152	127	(323)
Closing net debt	25,160	26,161	26,661
Decrease (increase) in net debt	1,001	141	(1,620)

Movement in cash and cash equivalents
(excluding exchange adjustments)	(1,421)	(1,572)	242
Net cash outflow (inflow) from financing
(excluding share capital)	2,400	1,654	(1,857)
Other movements	7	14	7
Movement in net debt before exchange effects	986	96	(1,608)
Exchange adjustments	15	45	(12)
Decrease (increase) in net debt	1,001	141	(1,620)

6.        TNK-BP operational and financial information

	First	Fourth	First
	quarter	quarter	quarter
	2010	2009	2009
Production (Net of royalties) (BP share)
Crude oil (mb/d)	849	852	822
Natural gas (mmcf/d)	673	654	642
Total hydrocarbons (mboe/d) (a)	965	965	933
$ million
Income statement (BP share)
Profit (loss) before interest and tax	788	805	419
Finance costs	(38)	(45)	(68)
Taxation	(168)	(181)	(185)
Minority interest	(39)	(43)	(32)
Net income	543	536	134
Cash flow
Dividends received	256	936	-

Balance sheet	31 March	31 December
	2010	2009
Investments in associates	9,428	9,141

(a)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

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Notes

7.        Inventory valuation

A provision of $46 million was held at 31 December 2009 to write inventories down to their net realizable value. The net movement in the provision during the first quarter 2010 was a decrease of $22 million (fourth quarter 2009 was a decrease of $423 million and first quarter 2009 was a decrease of $1,163 million).

8.        Second-quarter results

BP's second-quarter results will be announced on 27 July 2010.

9.        Statutory accounts

The financial information shown in this publication, which was approved by the board of directors on 26 April 2010, is unaudited and does not constitute statutory financial statements.
BP Annual Report and Accounts 2009
has been filed with the Registrar of Companies in England and Wales; the report of the auditors on those accounts was unqualified and did not contain a statement under section 498(2) or section 498(3) of the UK Companies Act 2006.

Contacts

	London	United States
Press Office	Andrew Gowers	Ronnie Chappell
	+44 (0)20 7496 4324	+1 281 366 5174
Investor Relations	Fergus MacLeod	Rachael MacLean
http://www.bp.com/investors	+44 (0)20 7496 4717	+1 281 366 6766

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  27 April 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary